

October 31, 2008

Mail Stop 7010

<u>Via U.S. mail and facsimile</u>

Mr. Lihui Song, President
    and Chief Executive Officer
Golden Elephant Glass Technology, Inc.
123 Chuangye Road, Haizhou District
Fuxin City, Liaoning Province, PRC 123000

**Re: Golden Elephant Glass Technology, Inc.
         Amendment No. 1 to Registration Statement on Form S-1
         Filed on: October 17, 2008
         File No.: 333-153279**

Dear Mr. Song:

        We have reviewed your filing and have the following additional comments.
Where indicated, we think you should revise your document in response to these
comments. If you disagree, we will consider your explanation as to why our comment is
inapplicable or a revision is unnecessary. Please be as detailed as necessary in your
explanation. In some of our comments, we may ask you to provide us with supplemental
information so we may better understand your disclosure. After reviewing this
information, we may or may not raise additional comments.

        Please understand that the purpose of our review process is to assist you in your
compliance with the applicable disclosure requirements and to enhance the overall
disclosure in your filing. We look forward to working with you in these respects. We
welcome any questions you may have about our comments or on any other aspect of our
review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>Selling Shareholders, page 45</u>

1. As previously requested, state the number of shares of common stock that are
    being registered for each category of selling stockholders. As previously
    presented, the aggregate number of shares issued in connection with each of the
    four transactions exceeds the number of shares being registered herein. Please
    reconcile the amounts or explain the difference of approximately 221,947 shares.

Recent Sales of Unregistered Securities, page II-2

2. As previously requested, in the fourth paragraph, disclose the aggregate amount assigned to the common stock issued and the per share price assigned to the securities issued.

General

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosure they have made.

Notwithstanding our comments, in the even the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Al P. Pavot, Senior Staff Accountant at (202) 551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Dorine H. Miller, Financial Analyst at (202) 551-3711 or me at (202) 551-3767 with any other questions.

Sincerely,

Jennifer R. Hardy
Branch Chief, Legal